TAG Oil Secures Operatorship of Taranaki Basin Exploration Permits

Vancouver, British Columbia – May 11, 2009 – Oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAOIF), advises that the Company has secured operatorship of Petroleum Exploration Permit (“PEP”) PEP 38748 (TAG: 33.33%) and PEP 38746 (TAG: 16.65%) onshore Taranaki Basin, New Zealand.

Garth Johnson, TAG Oil CEO, commented, “We are excited to now have the opportunity to operate these high grade exploration permits. The financial challenges that our joint venture partner, Austral Pacific Energy Ltd. faces have left us to operate within timing challenges related to expenditure commitments, however we are confident we can address these problems with the New Zealand government and that TAG can pursue the full potential of these attractive permits.”

About TAG Oil Ltd.
TAG Oil Ltd. is a Canadian based company with holdings in the onshore Taranaki Basin, New Zealand. TAG is poised to grow through existing profitability, and through development and exploration on the Company’s high-graded acreage. TAG remains in a strong financial position, with sufficient working capital to maintain operations and meet all commitments for the foreseeable future.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.